EXHIBIT 99.6(t)(xvi)

SAMPLE

COLLEGE RETIREMENT EQUITIES FUND
(CREF)
730 Third Avenue, New York, New York 10017-3206

Endorsement to your CREF Unit-Annuity Certificate

Added to all Retirement Unit-Annuities, Supplemental Retirement Unit-Annuities, Group Retirement Unit-Annuities, Group Supplemental Retirement Unit-Annuities, and Rollover Individual Retirement Unit-Annuities certificates.

This document, called an "endorsement", changes some of the provisions of your certificate and becomes part of it. It does not take away any of the rights established under your current certificate. It is important that you read the endorsement in conjunction with your certificate. If any other provision of the certificate conflicts with this endorsement, this endorsement will govern.

The Internal Transfers provision of your certificate is modified by adding the following:

You may transfer some or all of your Accumulation Units from a CREF Account under your certificate to TIAA to purchase a guaranteed lifetime annuity income. You may transfer to purchase annuity income at any time before your Annuity Starting Date, but if your certificate is a Group Retirement Unit-Annuity certificate, you may not transfer any earlier than the earliest date you are allowed to begin annuity income under your Employer's Retirement Plan. The guaranteed benefit for the TIAA contract will be determined on whichever of these bases produces the largest guaranteed payments:

A)	(1)	interest at the effective annual rate of 2%;
	(2)	mortality according to the Annuity 2000 mortality table (TIAA Merged Gender Mod A), with ages set back one year for each completed year between January 1, 1997 and the effective date of the Internal Transfer; and
	(3)	a charge of 3.5% for expenses and contingencies;

B)	the basis applicable to Internal Transfers to the Traditional Annuity under TIAA Retirement Annuity contracts issued on the effective date of the Internal Transfer, if any; and

C)	the interest rate, mortality table, and charge for contingencies and expenses in use for any individual single premium immediate annuities being offered by TIAA when the payments start.

Chairman, President, and
  Chief Executive Officer

C996.2	Page E
CREF DA Transfers to TIAA	Ed. 12-97